UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-102638

PHEAA STUDENT LOAN TRUST I

(Exact name of registrant as specified in its charter)

c/o Wachovia Bank of Delaware
One Rodney Sq., Ste, 102, 920 King St., Wilmington, DE 19801 (302) 888- 7528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series 2003-1  Class A-1, Class A-2, Class A-3 and Class B-1 Notes; Series 2004-1  Class A-1, Class A-2,
Class A-3 and Class B-1 Notes; Series 2005-1  Class A-1, Class A-2 and Class B-1 Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	Series 2003-1: 18 Series 2004-1: 29 Series 2005-1: 13	Total 60

Pursuant to the requirements of the Securities Exchange Act of 1934 Pheaa Student Loan Trust I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 25, 2006	By:	/s/ JAMES L. PRESTON
James L. Preston, Executive Vice President PHEAA, Servicer for PHEAA Student Loan Trust I